SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of OCTOBER   , 2003.
                                       -----------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  October 13, 2003                     By  /s/ Nick DeMare
     --------------------                  -------------------------------------
                                           (Signature)



Nick DeMare, Director
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1 Print the name and title of the signing officer under his signature.

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                            TSX Venture Symbol: TM.V
                            Frankfurt Exchange: TUY
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NEWS RELEASE                                                    OCTOBER 13, 2003


         PREMIER SILVER EXPLORER TUMI RESOURCES OBTAINS EUROPEAN LISTING
                      ON THE FRANKFURT EXCHANGE IN GERMANY

Vancouver, Canada - Tumi Resources Limited has listed its shares on the Frankfurt Stock Exchange, under the trading symbol "TUY" and with the German Securities ID No. (TUY) 251738. The shares will be called for trading in Frankfurt on October 14, 2003.

The Company has been aware of significant interest for resource companies by the European investment community and consequently has taken steps to increase its profile in Europe by successfully listing its securities on the German Frankfurt Exchange under the sponorship of European Launch Pad SA of Geneva Switzerland.

The Frankfurt Exchange (Deutsche Borse) is one of the world's largest stock exchanges, and the Xetra trading platform has made it the world's second-largest fully electronic cash market. Tumi stock quotes may be checked online at http://deutsche-boerse.com . This listing will allow European investors easier access to trade the Company's shares.

In addition to listing on the Frankfurt Exchange, Tumi's website www.tumiresources.com now has Press Releases and information translated into German and will be updated on a regular basis to keep investors informed of the Company's progress.

Tumi has two significant acquisitions located near Guadalajara, Mexico in the historic Jalisco silver belt which have positioned the Company as one of the premier junior silver-gold explorers in that country. In addition, it has the Tinka copper-gold prospect in southern Peru which is farmed-out to Tinka Resources Limited.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM.V" and on the Frankfurt Exchange under symbol "TUY". The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Tumi's assets in this sector. Management aims to identify exploration projects, predominantly silver projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.


ON BEHALF OF THE BOARD

/s/ David Henstridge
---------------------------------
David Henstridge, President & CEO

Investor information contact: Nick L. Nicolaas
                              604-657-4058
                              nicolaas@attglobal.net
                     Website: www.tumiresources.com

This Company Summary contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein

          The TSX Venture Exchange and the Frankfurt Deutsche Borsehas have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.